UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 2-E

                   REPORT PURSUANT TO RULE 609 OF REGULATION E

1.  Name of Issuer: INFINITY CAPITAL GROUP, INC.

2.  Names of underwriter: NONE

3.  Date of this report: SEPTEMBER 16, 2009

4.  (a)   Date offering commenced: JUNE 12, 2009
    (b)   Date offering completed, if completed: AUGUST 28, 2009
    (c)   If offering has not commenced, state reasons briefly: NOT APPLICABLE
5.  (a)   Total number of shares or other units offered hereunder: 12,000,000
    (b)   Number of such shares or other units sold from
          commencement of offering to date:    7,500
    (c)   Number of such shares or other units still being offered: 0

6.  (a)   Total amount received from public from commencement of                  $3,000.00
          offering to date:
    (b)   Underwriting discount allowed:                              $0
    (c)   Expenses paid to or for the account of the underwriters:    $0
    (d)   Other expenses paid to date by or for the account of the
          issuer:
          (1) Legal                                                               $1,904.00
          (2) Accounting                                                                 $0
          (3) Printing and advertising                                              $626.08
          (4) Other                                                               $4,154.40
    (e)   Total costs and expenses ((b), (c) and (d))                             $6,684.48
                                                                          ------------------
    (f)   Proceeds to issuer after above deductions ((a) minus (e))              $(3,684.48)

7. State briefly the nature and extent of each type of the issuer's principal activities to date.

     Business Development Company. We have identified two eligible portfolio companies, Strategic Environmental and Energy Resources, Inc. and NPI08, Inc., and have provided them with capital.

8. State whether this offering has been discontinued, and if so, state the date and describe briefly the reasons for such discontinuance.

     The offering was terminated on August 28, 2009.

9. List the names and addresses of all brokers and dealers who have, to the knowledge of the issuer or underwriters, participated in the distribution of the securities offered during the period covered by this report.

         None.


                                     INFINITY CAPITAL GROUP, INC.
                                  -------------------------------------
                                               (Issuer)
Date: September 16, 2009
                                        /s/Gregory H. Laborde
                                    Gregory H. Laborde, President
                                  -------------------------------------
                                           (Name and Title)